EXHIBIT C

ELXSI Corporation
4209 Vineland Rd., Suite J-1
Orlando, FL 32811



1995 Incentive Stock Option Plan
Option Grant



ELXSI Corporation hereby grants and awards options in the amount and on the terms listed below to the named recipient under the 1995 Incentive Stock Option Plan (the "Plan"). Terms used in this agreement that are defined in the Plan shall have in this agreement the meanings assigned to them in the Plan.


Recipient:  Alexander M. Milley      Date of Grant:  5/18/95


TERMS AND CONDITIONS:

1.   Option Price:                 $5 3/4

2.   Number of Shares:             22,500

     Qualified or Nonqualified:    Nonqual

3.   Terms of Exercise:

          Expiration Date:         5/18/05

          Exercisable After:       11/18/95

          Vesting Dates:           100% on 05/18/95


4. Notice of Exercise and Payment: An Option shall be exercisable only by delivery of a written notice to the Company's Treasurer, or any other officer of the Company the Committee designates to receive such notices, specifying the number of shares of Common Stock for which the Option is being exercised. If the shares of Common Stock acquired upon exercise of an Option are not at the time of exercise effectively registered under the Securities Act, the optionee shall provide to the Company, as a condition to the optionee's exercise of the Option, a letter, in form and substance satisfactory to the Company, to the effect that the shares are being purchased for the optionee's own account for investment and not with a view to distribution or resale, and to such other effects as the Company deems necessary or appropriate to comply with federal and applicable state securities laws. Payment shall be made in full at the time the Option is exercised. Payment shall be made by:

     (i)       cash;

     (ii) delivery and assignment to the Company of shares of Common Stock owned by the optionee;

     (iii) delivery and assignment to the Company of other securities of the Company owned by the optionee;

     (iv)      a combination of (i), (ii) and (iii); or

     (v) delivery of a written exercise notice, including irrevocable instructions to the Company to deliver the stock certificates issuable upon exercise of the Option directly to a broker named in the notice that has agreed to participate in a "cashless" exercise on behalf of the optionee.

     Upon the optionee's satisfaction of all conditions required for the exercise of the Option and payment in full of the purchase price for the shares being acquired, the Company shall, within a reasonable period of time following such exercise, deliver a certificate representing the shares of Common Stock so acquired; provided, that the Company may postpone issuance and delivery of shares upon any exercise of an Option to the extent necessary or advisable to comply with applicable exchange listing requirements, National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") requirements, or federal or state securities laws.

5. Withholding Taxes: The Company's obligation to deliver shares of Common Stock upon exercise of an Option, in whole or in part, shall be subject to the optionee's satisfaction of all applicable federal, state and local tax withholding obligations.

6. Nontransferability of Options: No Option shall be transferable by the optionee otherwise than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by the optionee (or the optionee's guardian or legal representative).

7.   Termination of Options:

     (i) Termination With Consent. If the optionee ceases to be an Eligible Person and the Company consents in writing to the optionee's exercise of an Option following such termination, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise such Option to the extent that the Option was exercisable on the date the optionee ceased to be an Eligible Person;

     (ii) Retirement. If the optionee ceases to be an Eligible Person by reason of retirement, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise each Option held by the optionee on such date to the full extent of the Option;

     (iii) Death or Disability. In the event of the optionee's death or disability (within the meaning of Code Section 22(e)(3)) either (x) while an Employee or (y) with respect only to Nonqualified Options, while eligible to exercise a Nonqualified Option under Sections 7(i) or (ii) above, then the optionee (or the optionee's legal representative, executor, administrator, or person acquiring an Option by bequest or inheritance) may, at any time within a period of one year following the date of the optionee's death or commencement of disability, exercise each Option held by the optionee on such date to the full extent of the Option; and

     (iv) Other Termination. If the optionee ceases to be an Eligible Person for any reason other than those enumerated in Sections 7(i) through (iii) above, each Option granted to the optionee to the extent outstanding on the date of such termination, shall terminate immediately on such termination and may not be exercised thereafter; provided, however, that no Option may be exercised to any extent by anyone after the date of expiration of the Option's term, except that a Nonqualified Option shall remain exercisable as provided in Section 7(iii) regardless of the Option's term.

8. Legends: Any restriction on transfer of shares of Common Stock provided in this Plan or in this option agreement evidencing any Option shall be noted or referred to conspicuously on each certificate evidencing such shares.

9. Plan Provisions: The provisions of this option agreement are subject to the terms and conditions of the Plan, all of which terms and conditions are incorporated herein by reference.


Agreed to and accepted by:

ELXSI Corporation

by: ___________________________    Date:   _________________
   Name:
   Title:


Recipient:

_______________________________    Date:   _________________